Holcim

Strength. Performance. Passion.


08004746

Half-Year Report 2008 Holcim Ltd

Key figures Group Holcim

January–June		2008	2007	±%	±% like-for-like
Annual production capacity cement	million t	195.7	197.8[1]	−1.1	+0.8
Sales of cement	million t	72.5	74.2	−2.3	+3.0
Sales of mineral components	million t	2.2	2.4	−8.3	0.0
Sales of aggregates	million t	79.7	87.3	−8.7	−6.9
Sales of ready-mix concrete	million m^3	23.6	21.2	+11.3	+9.9
Sales of asphalt	million t	5.8	6.1	−4.9	−6.6
Net sales	million CHF	12,434	13,002	−4.4	+8.2
Operating EBITDA	million CHF	2,802	3,324	−15.7	−0.9
Operating EBITDA margin	%	22.5	25.6		
EBITDA	million CHF	2,970	4,767	−37.7	
Operating profit	million CHF	1,964	2,423	−18.9	−2.4
Operating profit margin	%	15.8	18.6		
Net income	million CHF	1,338	2,858	−53.2	
Net income margin	%	10.8	22.0		
Net income – equity holders of Holcim Ltd	million CHF	1,066	2,423	−56.0	
Cash flow from operating activities	million CHF	664	1,733	−61.7	−52.4
Cash flow margin	%	5.3	13.3		
Net financial debt	million CHF	15,163	12,873[1]	+17.8	+26.3
Total shareholders' equity	million CHF	19,837	21,945[1]	−9.6	
Gearing[2]	%	76.4	58.7[1]		
Personnel		92,414	89,364[1]	+3.4	+4.1
Earnings per dividend-bearing share[3]	CHF	4.05	9.42	−57.0	
Fully diluted earnings per share[3]	CHF	4.05	9.27	−56.3	

Principal key figures in USD (illustrative)[4]

		2008	2007	±%
Net sales	million USD	11,956	10,571	+13.1
Operating EBITDA	million USD	2,694	2,702	−0.3
Operating profit	million USD	1,888	1,970	−4.2
Net income – equity holders of Holcim Ltd	million USD	1,025	1,970	−48.0
Cash flow from operating activities	million USD	638	1,409	−54.7
Net financial debt	million USD	14,866	11,392[1]	+30.5
Total shareholders' equity	million USD	19,448	19,420[1]	+0.1
Earnings per dividend-bearing share[3]	USD	3.89	7.66	−49.2

Principal key figures in EUR (illustrative)[4]

		2008	2007	±%
Net sales	million EUR	7,771	7,977	−2.6
Operating EBITDA	million EUR	1,751	2,039	−14.1
Operating profit	million EUR	1,228	1,487	−17.4
Net income – equity holders of Holcim Ltd	million EUR	666	1,487	−55.2
Cash flow from operating activities	million EUR	415	1,063	−61.0
Net financial debt	million EUR	9,418	7,755[1]	+21.4
Total shareholders' equity	million EUR	12,321	13,220[1]	−6.8
Earnings per dividend-bearing share[3]	EUR	2.53	5.78	−56.2

[1] As of December 31, 2007.

[2] Net financial debt divided by total shareholders' equity.

[3] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.

[4] Income statement figures translated at average rate; balance sheet figures at closing rate.

Holcim produces solid results despite the difficult economic environment and a strong increase in energy prices.

Dear Shareholder

The turbulences in the financial markets, rising inflation and the strong rise in energy prices have put the global economy under increased strain. After a prolonged period of very solid economic growth, this has had a noticeable dampening effect on the economies of the US, the UK and Spain in particular.

The cement industry, with its energy-intensive production process, is feeling the impact of the rapid increase in the price of thermal and electrical power sources very directly. So far, the resulting cost increases have only partially been passed on to customers and with a delay.

The scope of consolidation has also undergone substantial changes as Holcim South Africa and Egyptian Cement are no longer included in the result for the first half of 2008. Another factor which has negatively impacted earnings is the strength of the Swiss franc. The changes in the scope of consolidation and currency translation effects need to be factored out of any comparisons with the corresponding period of the previous year.

On a like-for-like basis*, Holcim presents a solid result which is in line with that of the previous year. The construction sector has developed well in four out of five Group regions and there has been an increase – on a like-for-like basis – in consolidated sales of cement and ready-mix concrete.

Group	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	72.5	74.2	–2.3	+3.0
Sales of aggregates in million t	79.7	87.3	–8.7	–6.9
Sales of ready-mix concrete in million m^3	23.6	21.2	+11.3	+9.9
Sales of asphalt in million t	5.8	6.1	–4.9	–6.6
Net sales in million CHF	12,434	13,002	–4.4	+8.2
Operating EBITDA in million CHF	2,802	3,324	–15.7	–0.9
Operating profit in million CHF	1,964	2,423	–18.9	–2.4
Net income in million CHF	1,338	2,858	–53.2	
Net income – equity holders of Holcim Ltd – in million CHF	1,066	2,423	–56.0	
Cash flow from operating activities in million CHF	664	1,733	–61.7	–52.4

* Factoring out changes in the scope of consolidation and currency translation effects.

Group	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	38.3	39.6	–3.3	+2.0
Sales of aggregates in million t	47.0	51.1	–8.0	–7.8
Sales of ready-mix concrete in million m³	13.1	11.8	+11.0	+8.5
Sales of asphalt in million t	3.9	4.0	–2.5	–5.0
Net sales in million CHF	6,925	7,274	–4.8	+8.7
Operating EBITDA in million CHF	1,651	1,982	–16.7	–1.9
Operating profit in million CHF	1,227	1,519	–19.2	–3.4
Net income in million CHF	825	2,328	–64.6	
Net income – equity holders of Holcim Ltd – in million CHF	696	2,067	–66.3	
Cash flow from operating activities in million CHF	822	1,603	–48.7	–38.6

Consolidated cement deliveries decreased by 2.3 percent to 72.5 million tonnes and consolidated sales of aggregates declined by 8.7 percent to 79.7 million tonnes. Ready-mix concrete volumes increased by 11.3 percent to 23.6 million cubic meters. Sales of asphalt fell by 4.9 percent to 5.8 million tonnes.

Consolidated net sales fell by 4.4 percent to CHF 12.434 billion and operating EBITDA dropped by 15.7 percent to CHF 2.802 billion. Factoring out changes in the scope of consolidation totaling CHF 210 million and negative currency translation effects of CHF 283 million, operating EBITDA decreased by only 0.9 percent. The purchase of clinker in the forefront of commissioning new cement capacities negatively impacted the margin. In comparison with the first quarter of 2008, the operating EBITDA margin of 22.5 percent (first half of 2007: 25.6) improved in all segments. In the aggregates segment, operating EBITDA margin increased by 1.7 percentage points compared with the previous year's first half. As a result of the lower operating EBITDA and the increase in net working capital, cash flow from operating activities came to CHF 664 million (first half of 2007: 1,733). Group net income declined by 53.2 percent to CHF 1.338 billion. However, comparisons with net income in the first half of 2007 need to take account of one-off factors: the capital gain and the special dividend totaling CHF 1.3 billion arising from the sale of the stake in South Africa. Net income attributable to equity holders of Holcim Ltd decreased by 56 percent to CHF 1.066 billion. Taking into consideration the changes in the scope of consolidation and currency translation effects as well as the previous year's non-recurring capital gain and special dividend, it increased by 2.6 percent or CHF 30 million.

Lively construction activity in Europe

In Europe too, the decline in the global economic environment has slowed down progress in recent months. Demand for building materials has fallen markedly in some markets. In Spain and the UK, residential construction dropped sharply, but in eastern and southeastern Europe, construction remained a key pillar of economic success. Dynamic construction activity was evident, primarily in Romania, Bulgaria, Russia and Azerbaijan.

Europe	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	17.1	16.8	+1.8	+1.8
Sales of aggregates in million t	48.7	51.0	–4.5	–8.0
Sales of ready-mix concrete in million m^3	10.3	9.5	+8.4	+6.3
Sales of asphalt in million t	3.2	3.3	–3.0	–3.0
Net sales in million CHF	5,144	5,065	+1.6	+7.9
Operating EBITDA in million CHF	1,115	1,135	–1.8	+3.3
Operating profit in million CHF	798	815	–2.1	+3.1

Europe	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	9.8	9.6	+2.1	+2.1
Sales of aggregates in million t	26.9	28.1	–4.3	–8.6
Sales of ready-mix concrete in million m^3	5.6	5.2	+7.7	+5.8
Sales of asphalt in million t	1.7	1.7	0.0	0.0
Net sales in million CHF	2,901	2,828	+2.6	+9.5
Operating EBITDA in million CHF	691	700	–1.3	+3.9
Operating profit in million CHF	528	537	–1.7	+3.8

In cement and ready-mix concrete, Holcim France Benelux surpassed the previous year's delivery levels. However, sales volumes of aggregates declined slightly. Aggregate Industries UK also sold less gravel and sand. Nevertheless, due to a steady flow of orders in the Greater London area, deliveries of ready-mix concrete increased. Holcim Germany achieved higher sales of cement both in the domestic market and abroad, and sales volumes of aggregates and ready-mix concrete improved. Cement sales at Holcim Southern Germany also increased. The company secured major aggregates reserves through the purchase of two quarries near Karlsruhe in Germany.

Sales increased in all segments at Holcim Switzerland. The business environment was challenging in the South of Europe. Due to a good start to the year, Holcim Italy succeeded in maintaining domestic deliveries of cement and increasing sales of ready-mix concrete. Holcim Spain could not entirely offset lower volumes in residential construction with deliveries in other construction sectors. As a result, sales of cement and aggregates dropped considerably. Volumes of ready-mix concrete rose slightly.

In eastern and southeastern Europe, Holcim Romania achieved the strongest growth in cement. Steady domestic demand also enabled the Group companies in Bulgaria and Serbia to substantially increase deliveries. Holcim Slovakia benefited from growing cement exports to Hungary. The expansion of Vienna's central railway station has triggered additional requirements for building materials at our Austrian Group company. In line with acquisitions, deliveries of aggregates rose in Croatia and Slovakia. Sales of ready-mix concrete went up in Hungary for the same reason. Alpha Cement in Russia was able to assert itself in the market despite a drop in deliveries

due to maintenance work at its cement plants and increasing pressure from imports. Thanks to the construction boom in Azerbaijan, cement sales of Garadagh Cement developed strongly.

Overall, cement deliveries in Europe grew by 1.8 percent to 17.1 million tonnes. Sales of aggregates fell by 4.5 percent to 48.7 million tonnes. Ready-mix concrete volumes rose by 8.4 percent to 10.3 million cubic meters.

Operating EBITDA decreased by 1.8 percent to CHF 1.115 billion. This reflects the difficult sales situation in the UK and Spain. Almost all the other Group companies improved their operating results. Higher costs – primarily for energy – were largely compensated by efficiency gains and price increases. Internal operating EBITDA growth reached 3.3 percent.

Holcim Spain will substantially expand its aggregates and ready-mix concrete business by purchasing Tarmac Iberia. The acquisition of this very firmly established building materials company will strengthen Holcim Spain's current business in the centre of the country and along the Mediterranean coast, and will generate synergies. Tarmac Iberia operates 43 ready-mix concrete plants and 8 quarries, with another quarry to be opened shortly. In August 2008, the competition authority has approved the takeover of Tarmac Iberia.

North America under strain as US market declines

There has been a further deterioration in the economic environment in the US due to the real estate crisis, the instability of the financial markets and rising inflation. Private residential construction activity continued to decline and there were growing signs of a downturn in the commercial and industrial sectors. The only glimmer of light was the multiannual government infrastructure program. In Canada, the moderate growth development in the construction sector continued.

North America	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	6.7	7.5	–10.7	–10.7
Sales of aggregates in million t	20.9	23.7	–11.8	–11.8
Sales of ready-mix concrete in million m³	3.2	3.0	+6.7	–13.3
Sales of asphalt in million t	2.5	2.8	–10.7	–10.7
Net sales in million CHF	1,857	2,253	–17.6	–8.1
Operating EBITDA in million CHF	199	343	–42.0	–33.8
Operating profit in million CHF	46	168	–72.6	–68.5

North America	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	4.0	4.6	–13.0	–13.0
Sales of aggregates in million t	14.4	16.7	–13.8	–13.8
Sales of ready-mix concrete in million m³	2.1	2.1	0.0	–19.0
Sales of asphalt in million t	2.1	2.3	–8.7	–8.7
Net sales in million CHF	1,210	1,480	–18.2	–8.2
Operating EBITDA in million CHF	213	326	–34.7	–26.1
Operating profit in million CHF	134	230	–41.7	–34.7

At the beginning of 2008, Holcim US took over the cement business in the northeastern US from its Canadian sister company. As a result of the economic situation, the Group company saw a decline in deliveries, which was particularly evident in this region of the country and in the catchment areas of the Mississippi and Missouri Rivers. Rainfall and floods in May and June were an aggravating factor. Market conditions were a little more stable in Texas and Oklahoma. Holcim US adjusted production to the change in market conditions and cut back output at several plants. No cement was imported.

Aggregate Industries US was unable to escape the difficult market environment. On top of this, unfavorable construction weather hampered the start to the road building season, resulting in lower sales of aggregates, ready-mix concrete and asphalt.

St. Lawrence Cement sold more cement in its newly defined, smaller market territory of Canada. In the Province of Ontario, the impetus came from apartment construction and rising demand for retail and office space. In Quebec, the Group company benefited from the continuing solid order situation. However, in the civil engineering sector a number of major projects faced delays. As a result, the Group company sold significantly less aggregates. Deliveries of ready-mix concrete increased notably due to acquisition-related factors.

Consolidated cement sales in North America declined by 10.7 percent to 6.7 million tonnes, while the volume of aggregates decreased by 11.8 percent to 20.9 million tonnes. By contrast, deliveries of ready-mix concrete increased by 6.7 percent to 3.2 million cubic meters.

Also due to the weak US-Dollar, operating EBITDA declined in Group region North America by 42 percent to CHF 199 million. Internal operating EBITDA growth was negative at –33.8 percent.

Holcim US was not able to adjust prices in line with the rise in energy and operating costs. At Aggregate Industries US, extensive cost-cutting measures partially compensated for the decrease in operating EBITDA. St. Lawrence Cement fell just short of matching its previous year's result in local currency. The company benefited from the expected synergies generated in connection with the reorganization.

Solid demand for construction materials in Latin America

The construction sector developed well despite regional differences. Cement consumption – supported by robust domestic demand and an expanding export industry – increased in all markets supplied by Holcim. Investment focused on public and private sector housing construction and large infrastructure projects.

Latin America	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	13.7	12.9	+6.2	+6.2
Sales of aggregates in million t	6.6	6.1	+8.2	+8.2
Sales of ready-mix concrete in million m^3	6.0	5.0	+20.0	+20.0
Net sales in million CHF	2,053	1,923	+6.8	+18.6
Operating EBITDA in million CHF	607	608	–0.2	+13.3
Operating profit in million CHF	495	487	+1.6	+15.8

Latin America	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	7.1	6.6	+7.6	+7.6
Sales of aggregates in million t	3.6	3.1	+16.1	+16.1
Sales of ready-mix concrete in million m³	3.2	2.6	+23.1	+23.1
Net sales in million CHF	1,076	990	+8.7	+21.4
Operating EBITDA in million CHF	323	304	+6.3	+20.7
Operating profit in million CHF	266	245	+8.6	+24.0

Holcim Apasco in Mexico increased domestic cement deliveries and also exported larger volumes of clinker. Brisk construction activity in the industrial and commercial sectors and the expansion of the expressway network resulted in double-digit growth rates for aggregates and ready-mix concrete.

Central America experienced an increase in cement sales. The Group company in Costa Rica benefited from a strong domestic market. Holcim El Salvador increased its cement exports to Guatemala.

Holcim Venezuela also sold more cement. However, production restrictions limited output of aggregates and affected the ready-mix concrete business, too. The markets in Ecuador and Colombia remained robust, and both Group companies consistently sold higher volumes. At Holcim Colombia's Nobsa plant, work began on a substantial expansion of capacity to meet the predicted growth in demand.

Due to an increase in construction activity, Holcim Brazil recorded a sharp rise in deliveries in all segments. In Argentina, Minetti also made progress, with volume growth in ready-mix concrete even reaching double-digit figures. Despite increasing competitive pressure, Cemento Polpaico in Chile increased its deliveries of cement and ready-mix concrete compared with the previous year.

Cement deliveries in Group region Latin America grew by 6.2 percent to 13.7 million tonnes. Aggregates were up by 8.2 percent to 6.6 million tonnes. Due to the sharp rise in demand in Mexico, ready-mix concrete sales increased by 20 percent to 6 million cubic meters.

Operating EBITDA in Group region Latin America increased in local currency. In Swiss francs, it was practically on par with the previous year at CHF 607 million (–0.2 percent). The huge increase in energy costs, which was compounded in some cases by state price controls and less favorable exchange rates, prevented the achievement of a better result. Holcim Brazil made considerable progress in terms of volumes and prices. Internal operating EBITDA growth in Group region Latin America reached 13.3 percent.

In April 2008, the Venezuelan government announced the nationalization of at least 60 percent of all foreign cement producers operating in the country. On August 18, a basic agreement was signed between the Venezuelan government and Holcim. This agreement stipulates that the State of Venezuela will purchase 85 percent of Holcim Venezuela and the Holcim Group will keep a stake of 15 percent. The two parties also reached an agreement in principle on the compensation which is subject to a financial due diligence. The final contract should be prepared and signed in the following weeks. In the negotiations, Holcim was determined to safeguard the interests of Holcim and its local employees in accordance with the bilateral investment protection agreements in place between Switzerland and Venezuela.

Strong construction activity in Africa Middle East

Group region Africa Middle East held up well in the first half of 2008, with demand for construction materials developing particularly positive in North Africa and the Indian Ocean region. The Lebanese economy was hampered by the country's political instability.

Africa Middle East	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	4.8	7.9	–39.2	+8.9
Sales of aggregates in million t	1.2	4.6	–73.9	+2.2
Sales of ready-mix concrete in million m^3	0.6	1.2	–50.0	+8.3
Sales of asphalt in million t	0.1	0	+100.0	0.0
Net sales in million CHF	652	1,079	–39.6	+13.8
Operating EBITDA in million CHF	206	389	–47.0	+12.3
Operating profit in million CHF	178	350	–49.1	+11.7

Africa Middle East	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	2.3	3.9	–41.0	+7.7
Sales of aggregates in million t	0.8	2.1	–61.9	+4.8
Sales of ready-mix concrete in million m^3	0.4	0.6	–33.3	+16.7
Sales of asphalt in million t	0.1	0	+100.0	0.0
Net sales in million CHF	338	541	–37.5	+13.9
Operating EBITDA in million CHF	101	193	–47.7	+11.4
Operating profit in million CHF	88	173	–49.1	+10.9

Morocco enjoyed a period of very brisk construction activity, with investment focusing mainly on social housing projects, the expansion of the road and rail network and the construction of tourist facilities on the Atlantic coast. Due to the additional production volume from the new Settat cement plant, Holcim Morocco achieved above-average increases in sales of cement. Deliveries of aggregates and ready-mix concrete benefited from the increase in processing and distribution capacity. Holcim Lebanon saw a fall in domestic sales of cement, but additional volumes were exported. Ready-mix concrete deliveries to customers in the Beirut region increased slightly. The West African country group saw a rise in cement sales in the first half of 2008. In the Indian Ocean region, deliveries of cement, aggregates and ready-mix concrete increased as a result of higher demand in Madagascar and La Réunion.

As a consequence of the deconsolidations in Egypt and South Africa, sales of cement in Group region Africa Middle East decreased; overall by 39.2 percent to 4.8 million tonnes. Volumes of aggregates declined by 73.9 percent to 1.2 million tonnes and ready-mix concrete deliveries decreased by 50 percent to 0.6 million cubic meters. Factoring out these important changes in the scope of consolidation, cement sales increased by 8.9 percent, aggregates by 2.2 percent and ready-mix concrete by 8.3 percent.

Operating EBITDA of Group region Africa Middle East declined by 47 percent to CHF 206 million. Both, Holcim Morocco and Holcim Outre-Mer improved their financial performance. By contrast, Holcim Lebanon and the West African country group lagged behind the previous year's results. Group region Africa Middle East recorded internal operating EBITDA growth of 12.3 percent.

Rising delivery volumes in Asia Pacific

The construction sector continued to grow in the first half of 2008. With the exception of Thailand, where the political situation is still dampening the investment climate, cement consumption increased in all major Group countries, but sector growth lost some of its momentum. The rapid rise in energy prices and the weakening of local currencies in parallel with the US dollar led to a decrease in purchasing power.

Asia Pacific	January–June 2008	January–June 2007	±%	±% like-for-like
Sales of cement in million t	33.5	32.5	+3.1	+3.1
Sales of aggregates in million t	2.3	1.9	+21.1	+21.1
Sales of ready-mix concrete in million m^3	3.5	2.5	+40.0	+32.0
Net sales in million CHF	3,089	3,083	+0.2	+11.1
Operating EBITDA in million CHF	783	940	−16.7	−6.9
Operating profit in million CHF	561	699	−19.7	−10.2

Asia Pacific	April–June 2008	April–June 2007	±%	±% like-for-like
Sales of cement in million t	16.7	16.6	+0.6	+1.2
Sales of aggregates in million t	1.3	1.1	+18.2	+18.2
Sales of ready-mix concrete in million m^3	1.8	1.3	+38.5	+30.8
Net sales in million CHF	1,552	1,632	−4.9	+10.6
Operating EBITDA in million CHF	380	496	−23.4	−9.7
Operating profit in million CHF	272	375	−27.5	−14.0

The two Indian Group companies increased their cement deliveries compared with the same period last year. The continuing expansion of the ready-mix concrete business was reflected in a significant rise in sales generated by private and public housing construction and major infrastructure projects. The early start of the monsoon season and cyclical demand fluctuations in some markets of the Indian subcontinent led to a slight tapering of growth. The Group companies in Bangladesh and Sri Lanka delivered more cement, and Holcim Lanka benefited from taking over the terminal of Ambuja Cements in the South of the island.

In Vietnam and Malaysia, the Group companies achieved a significant increase in volumes. Siam City Cement in Thailand saw a fall in domestic cement sales. The temporary mothballing of two smaller kiln lines at the Saraburi plant resulted in a decline in exports of lower-margin cement and clinker. There was a substantial increase in sales of aggregates and a rise in deliveries of ready-mix concrete. The Group companies in the Philippines and in Indonesia took advantage of the attractive domestic market and accepted a decline in exports. During the period under review, Holcim Indonesia increased its production capacity by acquiring a grinding plant in Western Java, thereby strengthening its distribution base on the main island of Java.

Australia saw an increase in cement deliveries, particularly on the East coast. Due to the greater availability of fly ash, sales of composite cements also rose. At Holcim New Zealand, cement sales stabilized at the high previous-year level. Weaker activity in the construction sector led to a decline in volumes of aggregates and ready-mix concrete sold.

Consolidated cement deliveries grew by 3.1 percent to 33.5 million tonnes. Sales of aggregates rose by 21.1 percent to 2.3 million tonnes. Ready-mix concrete enjoyed an impressive growth rate, surging by 40 percent to 3.5 million cubic meters. This reflects the expansion of our market presence in Singapore and other major urban centers in the region.

The higher sales volumes led to improvements in the results of several Group companies in local currency terms, but in Swiss francs the operating EBITDA of Group region Asia Pacific declined by 16.7 percent to CHF 783 million, resulting in negative internal operating EBITDA growth of –6.9 percent.

There are three main reasons for the operating EBITDA reduction: Firstly, there was a massive rise in costs – particularly for coal, electricity and transport – within a short time period, which could only be marginally offset by increases in efficiency or greater use of alternative fuels. Secondly, it was not possible to adequately adjust selling prices to rising inflation in all markets. This was particularly true for India, where the cement industry had to support the government's anti-inflation program and to postpone necessary price increases. Thirdly, with the weakening of the US dollar, a number of Asian currencies also lost ground against the Swiss franc, leading to massive currency translation losses. This particularly affected the Group companies in India, Thailand, Vietnam and Indonesia.

Outlook

Because of the company's excellent global positioning, further efficiency improvements in the energy sector, cost-cutting measures and initial price adjustments in individual countries, Holcim practically maintained its previous-year operating result on a like-for-like basis. However, growing inflationary pressure and a huge rise in energy and resource costs represent a burden on all energy-intensive industrial sectors, which will require further sales price increases.

In the second half of the year, the Board of Directors and the Executive Committee expect the sustained favorable construction activity in eastern Europe to be sufficient to compensate for the weaker conditions in the construction sector in individual markets in western and southern Europe. In North America, Canada can be expected to hold its own, but the US construction sector will have to bear a further reduction. In Latin America, Holcim is expecting a continuing positive order situation. Also in Group region Africa Middle East, there is no sign of weakness. Apart from a few exceptions, Asia Pacific should develop positively in terms of volumes. However, in India, which accounts for more than half of Holcim's regional sales, it will take some time to improve margins through efficiency gains and price adjustments.

Holcim's long-term objective is to achieve an average annual internal growth rate of 5 percent on the level of operating EBITDA. In recent years, this objective has been significantly exceeded in a positive business climate. Due to the measures taken to cut costs on all fronts and to well-directed price increases, Holcim expects in 2008 to match its excellent previous-year result on a like-for-like basis on the level of operating EBITDA.





Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
Chief Executive Officer

August 21, 2008

Consolidated statement of income of Group Holcim

Million CHF	Notes	January–June 2008 Unaudited	January–June 2007 Unaudited	±%	April–June 2008 Unaudited	April–June 2007 Unaudited	±%
Net sales	5	**12,434**	**13,002**	**–4.4**	**6,925**	**7,274**	**–4.8**
Production cost of goods sold		(6,724)	(6,733)		(3,704)	(3,764)	
Gross profit		**5,710**	**6,269**	**–8.9**	**3,221**	**3,510**	**–8.2**
Distribution and selling expenses		(2,889)	(2,976)		(1,569)	(1,534)	
Administration expenses		(857)	(870)		(425)	(457)	
Operating profit		**1,964**	**2,423**	**–18.9**	**1,227**	**1,519**	**–19.2**
Other income	7	48	1,233		13	1,219	
Share of profit of associates		100	196		56	177	
Financial income	8	92	110		46	65	
Financial expenses	9	(413)	(466)		(199)	(228)	
Net income before taxes		**1,791**	**3,496**	**–48.8**	**1,143**	**2,752**	**–58.5**
Income taxes		(453)	(638)		(318)	(424)	
Net income		**1,338**	**2,858**	**–53.2**	**825**	**2,328**	**–64.6**
Attributable to:							
Equity holders of Holcim Ltd		1,066	2,423	–56.0	696	2,067	–66.3
Minority interest		272	435	–37.5	129	261	–50.6
CHF							
Earnings per dividend-bearing share[1]		4.05	9.42	–57.0	2.64	8.02	–67.1
Fully diluted earnings per share[1]		4.05	9.27	–56.3	2.64	7.88	–66.5

Million CHF	Notes	January–June 2008	January–June 2007	±%	April–June 2008	April–June 2007	±%
Operating EBITDA[2]	6	2,802	3,324	–15.7	1,651	1,982	–16.7
EBITDA[3]		2,970	4,767	–37.7	1,731	3,385	–48.9

[1] EPS calculation based on net income attributable to equity holders of Holcim Ltd weighted average number of shares.
[2] Operating profit CHF 1,964 million (2007: 2,423) before depreciation and amortization of operating assets CHF 838 million (2007: 901).
[3] Net income CHF 1,338 million (2007: 2,858) before interest earned on cash and marketable securities CHF 73 million (2007: 98), financial expenses CHF 413 million (2007: 466), taxes CHF 453 million (2007: 638) and depreciation and amortization CHF 839 million (2007: 903).

Consolidated balance sheet of Group Holcim

Million CHF	Notes	30.6.2008 Unaudited	31.12.2007 Audited	30.6.2007 Unaudited
Cash and cash equivalents		3,170	3,345	3,377
Marketable securities		12	27	14
Accounts receivable		4,512	4,073	4,873
Inventories		2,551	2,535	2,468
Prepaid expenses and other current assets		697	392	717
Total current assets		**10,942**	**10,372**	**11,449**
Financial assets		890	639	662
Investments in associates	10	1,359	809	758
Property, plant and equipment		23,739	25,011	25,134
Intangible and other assets		10,207	11,076	10,607
Deferred tax assets		219	304	353
Total long-term assets		**36,414**	**37,839**	**37,514**
Total assets		**47,356**	**48,211**	**48,963**
Trade accounts payable		2,578	2,924	2,605
Current financial liabilities		5,898	3,616	3,682
Current tax liabilities		245	332	375
Other current liabilities		1,938	1,961	2,101
Short-term provisions		227	192	139
Total current liabilities		**10,886**	**9,025**	**8,902**
Long-term financial liabilities	11	12,435	12,629	12,988
Defined benefit obligations		396	416	496
Deferred tax liabilities		2,587	2,900	3,156
Long-term provisions		1,215	1,296	1,409
Total long-term liabilities		**16,633**	**17,241**	**18,049**
Total liabilities		**27,519**	**26,266**	**26,951**
Share capital		527	527	526
Capital surplus		6,873	6,879	6,808
Treasury shares		(71)	(67)	(63)
Reserves		9,808	11,443	11,200
Total equity attributable to shareholders of Holcim Ltd		**17,137**	**18,782**	**18,471**
Minority interest		2,700	3,163	3,541
Total shareholders' equity		**19,837**	**21,945**	**22,012**
Total liabilities and shareholders' equity		**47,356**	**48,211**	**48,963**

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2006	**511**	**6,085**	**(62)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net income recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income			
Share capital increase			
Conversion of convertible bonds	15	733	
Dividends			
Change in treasury shares			(13)
Share-based remuneration		(10)	12
Capital repaid to minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements	**15**	**723**	**(1)**
Equity as at June 30, 2007 (unaudited)	**526**	**6,808**	**(63)**
Equity as at December 31, 2007	**527**	**6,879**	**(67)**
Currency translation effects			
Taxes related to equity items			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
– Net investment hedges			
Realized gain (loss) through income statement			
– Available-for-sale securities			
– Cash flow hedges			
Net loss recognized directly in equity			
Net income recognized in consolidated statement of income			
Total recognized net income (loss)			
Share capital increase			
Conversion of convertible bonds			
Dividends			
Change in treasury shares			(6)
Share-based remuneration		(6)	2
Capital paid-in by minorities			
New minorities assumed			
Buyout of minorities			
Total of other equity movements		**(6)**	**(4)**
Equity as at June 30, 2008 (unaudited)	**527**	**6,873**	**(71)**

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
9,914	**3**	**(5)**	**(1,269)**	**8,643**	**3,548**	**18,725**
			644	644	250	894
		6		6		6
		6	644	650	250	900
2,423				2,423	435	2,858
2,423		**6**	**644**	**3,073**	**685**	**3,758**
						748
(522)				(522)	(172)	(694)
6				6		(7)
						2
					(2)	(2)
					(75)	(75)
					(443)	(443)
(516)				**(516)**	**(692)**	**(471)**
11,821	**3**	**1**	**(625)**	**11,200**	**3,541**	**22,012**
13,263	**3**	**1**	**(1,824)**	**11,443**	**3,163**	**21,945**
			(1,811)	(1,811)	(484)	(2,295)
	(17)			(17)	(1)	(18)
		(6)		(6)		(6)
	(17)	(6)	(1,811)	(1,834)	(485)	(2,319)
1,066				1,066	272	1,338
1,066	**(17)**	**(6)**	**(1,811)**	**(768)**	**(213)**	**(981)**
(868)				(868)	(128)	(996)
1				1		(5)
					1	(3)
					1	1
					(124)	(124)
(867)				**(867)**	**(250)**	**(1,127)**
13,462	**(14)**	**(5)**	**(3,635)**	**9,808**	**2,700**	**19,837**

Consolidated cash flow statement of Group Holcim

Million CHF	January–June 2008 Unaudited	January–June 2007 Unaudited	±%	April–June 2008 Unaudited	April–June 2007 Unaudited	±%
Net income before taxes	**1,791**	**3,496**	**–48.8**	**1,143**	**2,752**	**–58.5**
Other income	(48)	(1,233)		(13)	(1,219)	
Share of profit of associates	(100)	(196)		(56)	(177)	
Financial expenses net	321	356		153	163	
Operating profit	**1,964**	**2,423**	**–18.9**	**1,227**	**1,519**	**–19.2**
Depreciation and amortization of operating assets	838	901		424	463	
Other non-cash items	(26)	23		31	73	
Change in net working capital	(1,325)	(942)		(442)	(156)	
Cash generated from operations	**1,451**	**2,405**	**–39.7**	**1,240**	**1,899**	**–34.7**
Dividends received	23	214		11	201	
Interest received	91	17		44	25	
Interest paid	(401)	(373)		(238)	(229)	
Income taxes paid	(495)	(514)		(226)	(286)	
Other expenses	(5)	(16)		(9)	(7)	
Cash flow from operating activities (A)	**664**	**1,733**	**–61.7**	**822**	**1,603**	**–48.7**
Purchase of property, plant and equipment	(1,779)	(1,450)		(970)	(873)	
Disposal of property, plant and equipment	67	148		47	130	
Purchase of financial assets, intangible and other assets	(1,185)	(1,030)		(411)	(693)	
Disposal of financial assets, intangible and other assets	258	985		96	809	
Cash flow used in investing activities (B)	**(2,639)**	**(1,347)**	**+95.9**	**(1,238)**	**(627)**	**+97.4**
Dividends paid on ordinary shares	(868)	(522)		(868)	(522)	
Dividends paid to minority shareholders	(136)	(166)		(118)	(69)	
Capital paid-in by (repaid to) minority interest	1	(2)		1	(10)	
Movements of treasury shares	(5)	(7)		(3)	(18)	
In(De)crease in current financial liabilities net	2,305	(372)		1,197	(200)	
Proceeds from long-term financial liabilities	2,760	1,748		1,476	631	
Repayment of long-term financial liabilities	(1,972)	(999)		(1,110)	(337)	
Cash flow from (used in) financing activities (C)	**2,085**	**(320)**	**+751.6**	**575**	**(525)**	**+209.5**
Increase in cash and cash equivalents (A+B+C)	**110**	**66**		**159**	**451**	
Cash and cash equivalents as at the beginning of the period	**3,345**	**3,208**		**3,014**	**2,843**	
Increase in cash and cash equivalents	110	66		159	451	
Currency translation effects	(285)	103		(3)	83	
Cash and cash equivalents as at the end of the period	**3,170**	**3,377**		**3,170**	**3,377**	

1 Basis of preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2007 (hereafter "annual financial statements"). The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in the scope of consolidation

On January 23, 2008, a competitor acquired 100 percent of the outstanding shares of Orascom Cement, an affiliated company of Orascom Construction Industries (OCI). Orascom Cement owns 53.7 percent of the shares in **Egyptian Cement Company**. As a result of a joint venture agreement with OCI, Holcim proportionately consolidated its 43.7 percent interest in Egyptian Cement Company. Given the acquisition of Orascom Cement by a competitor, the joint venture agreement between OCI and Holcim became void and Holcim applies equity accounting in accordance with IAS 28 to its investment as of this date. Since Holcim's stake remains unchanged, the above event will therefore have no impact on consolidated net income.

The impact of the above resulted in Group Holcim derecognizing its proportionate interest of total assets and liabilities amounting to CHF 933 million and CHF 605 million respectively and the recognition of an investment in an associate of CHF 223 million.

On June 5, 2007, Holcim disposed of 85 percent of its direct interest in the parent of the **Group Holcim South Africa** in the context of a Black Economic Empowerment transaction.

Since the date of the disposal, AfriSam (formerly Group Holcim South Africa) has been accounted for as an associate based on its 15 percent interest in accordance with IAS 28 using the equity method of accounting due to significant influence.

Assets and liabilities of Group Holcim South Africa at the date of disposal

Million CHF	
Cash and cash equivalents	66
Other current assets	165
Property, plant and equipment	298
Other assets	30
Short-term liabilities	(169)
Long-term provisions	(54)
Other long-term liabilities	(62)
Net assets	**274**
Minority interest	(154)
Net assets disposed	**120**
Total selling price	**1,278**
Cash	713
Loan notes	565

The sale of the shareholding resulted in a capital gain of CHF 1,110 million. Additionally, a special dividend of CHF 150 million net was received from the Group Holcim South Africa.

Subsequent to the half-year end, the outstanding loan notes as at June 30, 2008 relating to the sale of Group Holcim South Africa were fully repaid.

3 Seasonality

Demand for cement, aggregates and other construction materials and services is seasonal because climatic conditions affect the level of activity in the construction sector.

Holcim usually experiences a reduction in sales during the first and fourth quarters reflecting the effect of the winter season in its principal markets in Europe and North America and tends to see an increase in sales in the second and third quarters reflecting the effect of the summer season. This effect can be particularly pronounced in harsh winters.

4 Segment information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Capacity and sales														
Million t														
Production capacity cement[1]	48.9	48.9	22.3	22.3	34.0	34.0	10.2	13.9	80.3	78.7			195.7	197.8
Sales of cement	17.1	16.8	6.7	7.5	13.7	12.9	4.8	7.9	33.5	32.5	(3.3)	(3.4)	72.5	74.2
Sales of mineral components	1.1	0.9	0.8	1.0				0.2	0.3	0.3			2.2	2.4
Sales of aggregates	48.7	51.0	20.9	23.7	6.6	6.1	1.2	4.6	2.3	1.9			79.7	87.3
Sales of asphalt	3.2	3.3	2.5	2.8			0.1						5.8	6.1
Million m^3														
Sales of ready-mix concrete	10.3	9.5	3.2	3.0	6.0	5.0	0.6	1.2	3.5	2.5			23.6	21.2
Income statement														
Million CHF														
Net sales to external customers	5,054	5,034	1,857	2,252	2,016	1,878	646	1,051	2,861	2,787			12,434	13,002
Net sales to other segments	90	31		1	37	45	6	28	228	296	(361)	(401)		
Total net sales	5,144	5,065	1,857	2,253	2,053	1,923	652	1,079	3,089	3,083	(361)	(401)	12,434	13,002
Operating EBITDA[2]	1,115	1,135	199	343	607	608	206	389	783	940	(108)	(91)	2,802	3,324
Operating EBITDA margin in %	21.7	22.4	10.7	15.2	29.6	31.6	31.6	36.1	25.3	30.5			22.5	25.6
Operating profit	798	815	46	168	495	487	178	350	561	699	(114)	(96)	1,964	2,423
Operating profit margin in %	15.5	16.1	2.5	7.5	24.1	25.3	27.3	32.4	18.2	22.7			15.8	18.6

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
January–June (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Income statement										
Million CHF										
Net sales to external customers	7,448	7,814	835	1,048	4,151	4,140			12,434	13,002
Net sales to other segments	669	631	383	510	318	258	(1,370)	(1,399)		
Total net sales	8,117	8,445	1,218	1,558	4,469	4,398	(1,370)	(1,399)	12,434	13,002
Operating EBITDA[2]	2,375	2,798	229	267	198	259			2,802	3,324
Operating EBITDA margin in %	29.3	33.1	18.8	17.1	4.4	5.9			22.5	25.6

[1] Prior-year figures as of December 31, 2007.
[2] Operating profit before depreciation and amortization of operating assets.
[3] Cement, clinker and other cementitious materials.

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
April–June (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sales														
Million t														
Sales of cement	9.8	9.6	4.0	4.6	7.1	6.6	2.3	3.9	16.7	16.6	(1.6)	(1.7)	38.3	39.6
Sales of mineral components	0.6	0.5	0.7	0.6					0.2	0.2			1.5	1.3
Sales of aggregates	26.9	28.1	14.4	16.7	3.6	3.1	0.8	2.1	1.3	1.1			47.0	51.1
Sales of asphalt	1.7	1.7	2.1	2.3			0.1						3.9	4.0
Million m^3														
Sales of ready-mix concrete	5.6	5.2	2.1	2.1	3.2	2.6	0.4	0.6	1.8	1.3			13.1	11.8
Income statement														
Million CHF														
Net sales to external customers	2,847	2,811	1,210	1,480	1,070	975	332	526	1,466	1,482			6,925	7,274
Net sales to other segments	54	17			6	15	6	15	86	150	(152)	(197)		
Total net sales	2,901	2,828	1,210	1,480	1,076	990	338	541	1,552	1,632	(152)	(197)	6,925	7,274
Operating EBITDA[2]	691	700	213	326	323	304	101	193	380	496	(57)	(37)	1,651	1,982
Operating EBITDA margin in %	23.8	24.8	17.6	22.0	30.0	30.7	29.9	35.7	24.5	30.4			23.8	27.2
Operating profit	528	537	134	230	266	245	88	173	272	375	(61)	(41)	1,227	1,519
Operating profit margin in %	18.2	19.0	11.1	15.5	24.7	24.7	26.0	32.0	17.5	23.0			17.7	20.9

Information by product	Cement[3]		Aggregates		Other construction materials and services		Corporate / Eliminations		Total Group	
April–June (unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Income statement										
Million CHF										
Net sales to external customers	4,016	4,277	490	584	2,419	2,413			6,925	7,274
Net sales to other segments	364	345	221	327	76	72	(661)	(744)		
Total net sales	4,380	4,622	711	911	2,495	2,485	(661)	(744)	6,925	7,274
Operating EBITDA[2]	1,302	1,557	178	209	171	216			1,651	1,982
Operating EBITDA margin in %	29.7	33.7	25.0	22.9	6.9	8.7			23.8	27.2

5 Change in consolidated net sales

Million CHF	January–June 2008	January–June 2007	April–June 2008	April–June 2007
Volume and price	1,051	1,009	630	526
Change in structure	(395)	962	(173)	240
Currency translation effects	(1,224)	152	(806)	257
Total	**(568)**	**2,123**	**(349)**	**1,023**

6 Change in consolidated operating EBITDA

Million CHF	January–June 2008	January–June 2007	April–June 2008	April–June 2007
Volume, price and cost	(29)	340	(37)	146
Change in structure	(210)	244	(101)	55
Currency translation effects	(283)	23	(193)	65
Total	**(522)**	**607**	**(331)**	**266**

7 Other income

Million CHF	January–June 2008	January–June 2007	April–June 2008	April–June 2007
Dividends earned	4	4	2	3
Other ordinary income net	45	1,231	10	1,217
Depreciation and amortization of non-operating assets	(1)	(2)	1	(1)
Total	**48**	**1,233**	**13**	**1,219**

In 2007, the position other ordinary income net mainly includes the gain on the sale of Group Holcim South Africa and gains on the disposal of property, plant and equipment.

8 Financial income

Million CHF	January–June 2008	January–June 2007	April–June 2008	April–June 2007
Interest earned on cash and marketable securities	73	98	34	59
Other financial income	19	12	12	6
Total	**92**	**110**	**46**	**65**

The position other financial income relates primarely to income from loans and receivables.

9 Financial expenses

Million CHF	January–June 2008	January–June 2007	April–June 2008	April–June 2007
Interest expenses	(410)	(432)	(206)	(220)
Fair value changes on financial instruments	(1)	(24)	(1)	(10)
Amortized discounts on bonds and private placements	(1)	4	(1)	10
Other financial expenses	(36)	(39)	(18)	(20)
Foreign exchange (loss) gain net	(2)	13	6	5
Financial expenses capitalized	37	12	21	7
Total	**(413)**	**(466)**	**(199)**	**(228)**

The positions interest expenses and other financial expenses relate primarily to financial liabilities measured at amortized cost.

In 2007, the position fair value changes on financial instruments includes a charge of CHF 22 million on the USD convertible bonds. The revised IFRS effective January 1, 2005 require in connection with convertible bonds in foreign currencies that changes in the fair value of the conversion option rights are charged to the income statement.

The position financial expenses capitalized comprises interest expenditures on large-scale projects during the year.

10 Investments in associates

In February 2008, Holcim subscribed to the private placement issued by its associated company **Huaxin Cement Co. Ltd.** amounting to USD 282 million which resulted in an increase in its participation from 26.1 percent to 39.9 percent.

11 Bonds

On April 11, 2008, Holcim US Finance S.à r.l. & Cie S.C.S. issued private placements of EUR 358 million with floating interest rates (2008–2013), EUR 90 million with a fixed interest rate (5.118%, 2008–2013) and EUR 202 million with floating interest rates (2008–2015). The private placements were swapped into USD with floating interest rates at inception. All notes are guaranteed by Holcim Ltd. The proceeds were used to refinance existing debt.

12 Contingencies

Subject to certain conditions, Holcim has agreed to participate at market rates in a financing of AfriSam, in which it holds a 15 percent interest. As a result, Holcim's maximum contingent exposure amounts to ZAR 2.1 billion (CHF 272 million).

Apart from the above, there have been no significant changes.

13 Dividends

In conformity with the decision taken at the Annual General Meeting on May 7, 2008, a dividend related to 2007 of CHF 3.30 per registered share has been paid on May 13, 2008. This resulted in a total ordinary dividend payment of CHF 868 million.

14 Post-balance sheet events

In April 2008, the Venezuelan government announced the nationalization of at least 60 percent of all foreign cement producers operating in the country. On June 18, the respective decree was published. On August 18, a basic agreement was signed between the Venezuelan government and Holcim. This agreement stipulates that the State of Venezuela will purchase 85 percent of **Holcim Venezuela** and Holcim will keep a stake of 15 percent. The two parties also reached an agreement in principle on the compensation which is subject to a financial due diligence. The final contract should be prepared and signed in the following weeks. Until a final agreement is reached, it is not yet possible to assess what the financial impact will be. Since Holcim controlled Holcim Venezuela on June 30, 2008, it was consolidated into the Group results. In 2007, Holcim Venezuela reported net sales of approximately USD 200 million, accounting for approximately 1 percent of Group net sales.

Subsequent to the half-year end, the outstanding loan notes as at June 30, 2008 relating to the sale of **Group Holcim South Africa** were fully repaid.

15 Principal exchange rates

	Income statement			Balance sheet		
	Average exchange rates in CHF January–June			Closing exchange rates in CHF		
	2008	2007	±%	30.6.2008	31.12.2007	30.6.2007
1 EUR	1.60	1.63	−1.8	1.61	1.66	1.66
1 GBP	2.06	2.42	−14.9	2.03	2.25	2.47
1 USD	1.04	1.23	−15.4	1.02	1.13	1.23
1 CAD	1.04	1.09	−4.6	1.01	1.15	1.16
100 MXN	9.85	11.22	−12.2	9.89	10.32	11.40
100 INR	2.56	2.88	−11.1	2.37	2.86	3.02
100 THB	3.22	3.58	−10.1	3.02	3.32	3.55
1,000 IDR	0.11	0.14	−21.4	0.11	0.12	0.14
100 PHP	2.48	2.57	−3.5	2.26	2.74	2.66
1 AUD	0.97	1.00	−3.0	0.98	0.99	1.05

Holcim securities

The Holcim shares (security code number 1221405) are listed on the SWX Swiss Exchange and traded on SWX Europe. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 21.8 billion at June 30, 2008.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial reporting calendar

Press and analyst conference for the third quarter 2008	November 12, 2008
Press and analyst conference on annual results for 2008	March 4, 2009
Results for the first quarter 2009	May 6, 2009
General meeting of shareholders	May 7, 2009
Dividend payment (ex date)	May 12, 2009
Half-year results for 2009	August 20, 2009
Press and analyst conference for the third quarter 2009	November 11, 2009

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

The German version is binding

Printed in Switzerland on FSC paper

Holcim is a worldwide leading producer of cement and aggregates. Further activities include the provision of ready-mix concrete and asphalt as well as other services. The Group works in more than 70 countries and employs almost 90,000 people.


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